[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]
smcdowell@gibsondunn.com
April 12, 2007

(415) 393-8322	C 18861-00008
(415) 374-8461
VIA EDGAR AND MESSENGER
Kathleen Collins
Accounting Branch Chief and
Kari Jin
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
Washington, D.C. 20549 -4561

Re:	Cadence Design Systems, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2006,
filed February 23, 2007
File No. 1-10606[1]
Dear Ms. Collins and Ms. Jin:
     On behalf of Cadence Design Systems, Inc., a Delaware corporation (“Cadence”, the “Company” or “We”), by this letter I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 30, 2007 (the “Comment Letter”), relating to Cadence’s Annual Report on Form 10-K for the year ended December 30, 2006 (the “2006 10-K”). For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

1	For future reference, please note that Cadence’s SEC file number is now 0-15867.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
April 12, 2007

Each response of Cadence is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter appearing in bold type.
     This letter is being filed with the Commission on EDGAR supplementally as correspondence and I also am forwarding, by courier, a complete copy of this letter in paper format.
December 30, 2006 — Form 10-K
Note 6. Convertible Notes
1.375% Convertible Senior Notes Due 2011 and 1.50% Convertible Senior Notes Due 2013, page 85
1.	We note that you issued an aggregate amount of $500 million Convertible Senior Notes and concurrently with the issuance of these Notes, you entered into note hedge transactions and sold warrants to affiliates of certain purchasers of the Notes. We also note in your disclosure that you have considered SFAS 133 in your accounting for such Notes. Tell us specifically how you are accounting for the Notes, including any discounts on the Note related to the note hedge transactions and warrants. Additionally, tell us specifically how you applied the guidance under EITF 00-19 in evaluating whether the debt conversion features of the Notes included embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133 as well as the classification of the note hedge transactions and warrants. Please advise.

Answer:

We account for the Notes, which were issued at par value, as debt instruments with deferred issuance charges recorded as an asset on our balance sheet, which we will amortize over the life of the respective Notes. There were no resulting discounts on the Notes relating to the convertible note hedge transactions and the separate warrant transactions, which consist of purchased call options and, in separate transactions, written call options on our own stock, as these instruments were all entered into at fair value. We paid a premium of $119.8 million for the purchased call options and received a premium of $39.4 million on the written call options from our transaction counterparties.

We analyzed the debt conversion features under SFAS 133, EITF 01-6 and EITF 00-19 and determined that they are not clearly and closely related to the debt host contract. However, we concluded that because the conversion features are considered indexed to our own stock and should be classified in equity per EITF 00-19, a separate instrument with the same terms would not be a derivative instrument pursuant to paragraph 11(a) of SFAS 133. Therefore, we determined that the debt conversion features do not require bifurcation.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
April 12, 2007

Additional Conversion Feature Considerations

Paragraph 11(a) of SFAS 133 provides a scope exception to the definition of a freestanding derivative that requires fair value measurement if the contracts are both (1) indexed to an issuer’s own stock and (2) are classified in stockholder’s equity.

In determining whether the debt conversion features are indexed to an issuer’s own stock we considered the requirements included in EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock”, and concluded that all of the debt conversion features meet the criteria of EITF 01-6 because the contingencies are not based on an observable market outside of our own stock and that, once contingent events have occurred, the settlement amount is based solely on our own stock.

In order to determine whether the debt conversion features should be classified as equity, we first considered the provisions of Paragraph 4 of EITF 00-19, which indicates that the requirements of paragraphs 12 — 32 of EITF 00-19 do not apply to hybrid contracts that are considered to be “conventional convertible debt instruments.” Further clarification of the meaning of “conventional convertible debt instruments” is provided in EITF 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19.” This instrument is not considered conventional because a predetermined increase to the conversion rate is required by the Notes upon a fundamental change, also known as a “make-whole premium”, which is payable in additional shares. Therefore, we applied paragraphs 12 — 32 of EITF 00-19 to these features because the make-whole premium settles solely in shares via an adjustment to the conversion ratio and does not result in the holder receiving a monetary value that is fixed at inception. Thus, this provision does not violate paragraph 26 of EITF 00-19, and does not require the instrument to be accounted for as an asset or liability.

Paragraph 8 of EITF 00-19 indicates that contracts that provide the issuer with the choice of settlement in cash or settlement in its own shares should be classified as equity, assuming that all the criteria set forth in paragraphs 12 — 32 have been met. We analyzed the relevant terms of the debt conversion features and concluded that the terms of the debt conversion features meet the requirements of paragraphs 8 and 12 — 32 for equity classification and, therefore, should be classified as equity.

We also analyzed the convertible hedge transactions and separate warrant transactions to determine whether the purchased call option and written call option qualify for equity classification under SFAS 133, EITF 01-6 and EITF 00-19, including paragraphs 8 and 12 — 32. Based on this analysis, we concluded that these instruments individually meet the paragraph 11(a) scope exception in SFAS 133 and should not be accounted for as derivatives but rather as equity. Subsequent changes in the fair value of these instruments will not be recognized in income as long as the instruments remain compliant with the aforementioned literature and are classified as equity.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
April 12, 2007

Note 21. Segment Reporting, page 100
2.	We note from your disclosures that you do business in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Answer:

The Company sells licenses to its products and provides services in Egypt, the United Arab Emirates, Saudi Arabia, Lebanon, the Palestinian Authority and Israel. The Company has operations in Israel. The Company does not, and does not permit its distributors to, sell licenses to its products and services to countries in the Middle East subject to economic or trade sanctions administered by the Office of Foreign Assets Control.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 2006 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     As always, Cadence remains available to discuss further its responses to the Staff’s comments.
     If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (415) 393-8322

Sincerely,
/s/ Stewart L. McDowell
Stewart L. McDowell

cc:	William Porter — Cadence Design Systems, Inc.
R.L. Smith McKeithen — Cadence Design Systems, Inc.